UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

IRON SANDS CORP.

(Name of Registrant as Specified in its Charter)

Delaware	000-54477	45-2258702
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403 Great Neck, NY 11021
(Address of principal executive office)

516-466-6193
(Registrant’s telephone number)

Approximate Date of Mailing: August 18, 2015

IRON SANDS CORP.
c/o Samir Masri CPA Firm P.C.
175 Great Neck Road, Suite 403
Great Neck, NY 11021

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement (this “Information Statement”), is being furnished to the sole holder of record of common stock, par value $0.0001 per share (the “Common Stock”), of Iron Sands Corp., a Delaware corporation (“Iron Sands”, “we”, “our” or the “Company”), at the close of business on August 18, 2015 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Iron Sands’ Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being mailed to the sole shareholder on or about August 19, 2015.

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHANGE IN CONTROL

The Company anticipates shortly entering into a Securities Purchase Agreement (the “Purchase Agreement”) with Badlands NGLs, LLC (“Badlands”), whereby the Company expects to sell 5,000,000 shares (the “Control Shares”) of the Company’s Common Stock to Badlands in exchange for the following payments: the sum of (a) $48,319.00, payable to the Company via electronic wire transfer, of which the amount in excess of the repurchase price will pay the trade accounts payable and the remaining balance to be a repayment of the note payable dated June 3, 2011 between the Company and NLBDIT 2010 Enterprises, LLC and that balance, principal and interest will be discharged along with any other liabilities except trade accounts payables.

Badlands funds will be provided from its working capital.

Simultaneously with the entrance into the Purchase Agreement, the Company intends to enter into and consummate a Repurchase Agreement (the “Repurchase Agreement”) with its sole stockholder, NLBDIT 2010 Services, LLC, a Nevada limited liability company (“NLBDIT”), whereby NLBDIT would sell and the Company repurchase 5,000,000 shares of the Company’s Common Stock for an aggregate purchase of $20,000.

At the closing of the Purchase Agreement and Repurchase Agreement (the “Closing”), Samir N. Masri (“Masri”), the Company’s Chief Executive Officer, Chief Financial Officer, President, and Secretary, will resign effective upon the Closing and resign as a director of the Company, effective eleven days after a definitive Information Statement prepared in accordance with Securities and Exchange Commission (“SEC”) Rule 14f-1 is disseminated to the shareholders of the Company. (This is the Information Statement referred to in the preceding sentence and therefore, Masri’s resignation as a director of the Company will take place eleven days after the mailing of this Information Statement to shareholders of the Company.) At the Closing, Mikhail Gurfinkel will be appointed Chief Executive Officer, President and Secretary of the Company, effective upon the Closing. As of Closing, Mikhail Gurfinkel will be elected as director of the Company, effective eleven days after the mailing of this Information Statement to the shareholders of the Company.

As a result of these transactions, control of the Company will pass to Badlands (the “Change in Control”).

As of the Record Date, the Company had 5,000,000 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company’s shareholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE IN CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change in Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Samir N. Masri	70	Chief Executive Officer, Chief Financial Officer, President, Secretary and Director since May 26, 2011

Samir N. Masri, the Company’s Chief Executive Officer, President, Secretary and director since May 26, 2011, is the founder and President of Samir Masri CPA Firm P.C. since 2006. Mr. Masri has also served as President and a director of Putnam Hills Corp. and Trenton Acquisition Corp. since May 26, 2011. Mr. Masri served as an executive officer and a director of China Display Technologies, Inc. (formerly Lincoln International Corp.), a publicly reporting and non-trading shell company, from 2004 until a share exchange with an operating company was completed in 2007. Mr. Masri received a B.A. in 1967 and a M.A. in 1970 in Politics, Philosophy and Economics from St. Catherine’s College in Oxford, England. Mr. Masri is a fellow of the Institute of Chartered Accountants in England and Wales and a CPA licensed in New York.

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DIRECTORS AND OFFICERS
AFTER THE CHANGE IN CONTROL

Effective as of the eleventh day after this Information Statement has been filed and distributed to shareholders, the resignation of Mr. Masri and the election of Mikhail Y. Gurfinkel as a director of the Company will become effective. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Mikhail Y. Gurfinkel	42	Anticipated to be sole director, Chief Executive Officer, President and Secretary.

Effective upon the Closing, Mikhail Y. Gurfinkel will serve as the Company’s Chief Executive Officer, President and Secretary and will become a director effective eleven days after the mailing of this Information Statement to the shareholders of the Company. Set forth below is the biographical information about Mr. Gurfinkel:

Mikhail Y. Gurfinkel has been President and COO of Badlands since 2013. Prior to this, Mr. Gurfinkel served for seven years from 2007-2013 as President and General Counsel, Americas Region, of Basic Element Company, a Russian private industrial conglomerate focusing on energy, metals & mining, manufacturing and construction. Prior to his tenure at Basic Element, Mr. Gurfinkel was a corporate attorney for over seven years from 1999-2007 at the law firms of Clifford Chance LLP and Hunton & Williams LLP. Mr. Gurfinkel also currently serves on the board of two companies, one of which is located in Canada and one in the U.S. The companies are Cabo Verde Capital Inc. (OTC: CAPV), a company focused on real estate development in the Republic of Cape Verde, and Bitumen Capital (TSXV: BTM.H), a new company seeking to make private equity investments. He also serves on the advisory board of Colt Resources Inc. (TSXV: GTP, OTC: COLTF), a Canadian junior mining company. Mr. Gurfinkel has a B.A. with honors in philosophy (1995) and a Juris Doctorate from the University of California, Berkeley (1999).

CORPORATE GOVERNANCE

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees due to the limited nature of our operations at the current time and the fact that we had only one director and executive officer since inception. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable following the expansion of our operations, including following our entry into a business combination or related transaction. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

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Our board of directors has not made a determination as to whether any member of our board of directors is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Independence

We have determined that the current directors of the Company are not “independent” directors. The Company is not a “listed company” under SEC rules and is therefore not required to have independent directors.

Board Leadership Structure and Role in Risk Oversight

Our Board currently consists of one member: Mr. Masri, whose resignation as director will take effect eleven days after the first mailing of this Information Statement. We therefore do not have a separate lead director. Our Board is responsible for overseeing risk management, and receives reports from our management periodically to the extent necessary.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Company does not have any restrictions on shareholder nominations under its Articles of Incorporation or By-laws. The only restrictions are those applicable generally under Delaware corporate law and the rules promulgated by the Securities and Exchange Commission, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the multiple capacities served by Mr. Masri.

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Meetings of the Board of Directors

During the fiscal year ended March 31, 2015, the Board did not have any board meetings. No compensation has been paid to the Company’s directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Presently, none of the Company’s current or resigning officers has received or will receive any compensation for services rendered unto the Company. Mr. Masri agreed to act without compensation until authorized by the Board of Directors. The Company has not entered into any employment agreements with our executive officers or other employees to date.

The following table sets forth information concerning cash and non-cash compensation paid by the Company to its Chief Executive Officer since inception to the fiscal year ended March 31, 2015. No executive officer received compensation in excess of $100,000 for the fiscal year ended March 31, 2015.

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Samir N. Masri - CEO, CFO, President and Sole Director	03/31/2015	$--	$--	--	--	--	--	$--

Director Compensation

None of the Company’s current directors has received or will receive any compensation for services rendered unto the Company.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended March 31, 2015.

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Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at March 31, 2015. No equity awards were made during the fiscal year ended March 31, 2015.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended March 31, 2015.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended March 31, 2015.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended March 31, 2015.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment or following a change in control.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 31, 2015, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. Except as described herein under the heading “Directors and Executive Officers Prior to Change in Control”, none of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

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SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Company’s Common Stock as of the Record Date prior to the Change in Control (i) by each person who is known by us to expect to beneficially own more than 5% of the Company’s Common Stock; (ii) by each of the officers and directors of Iron Sands; and (iii) by all of the Company’s officers and directors as a group.

Stockholders:

Name and Address	Amount and Nature of Beneficial Ownership		Percentage of Class
NLBDIT 2010 Services, LLC c/o Sunrise Securities Corp 630 5th Ave, Rockefeller Center, Suite 3102, New York, NY 10111	5,000,000		100%

The Nathan Low 2008 Irrevocable Trust c/o Sunrise Securities Corp. 630 5th Ave, Rockefeller Center, Suite 3102, New York, NY 10111	5,000,000	(1)	100%

Nathan A. Low c/o Sunrise Securities Corp. 630 5th Ave, Rockefeller Center, Suite 3102, New York, NY 10111	5,000,000	(2)	100%

Directors and Executive Officers:

Samir N. Masri (3)(4) 175 Great Neck Rd Suite 403 Great Neck, NY 11021	0		0%

All Directors and Officers as a Group (1 individual)

(1)	Represents the 5,000,000 shares of Common Stock owned of record by NLBDIT 2010 Services, LLC (“NLBDIT Services”). The Nathan Low 2008 Irrevocable Trust (“Low Trust”) owns 100% of the outstanding membership interests of NLBDIT Services and may be deemed to beneficially own the shares of Common Stock held of record by NLBDIT Services.
(2)	Represents the 5,000,000 shares of Common Stock owned of record by NLBDIT Services and beneficially by the Low Trust. Nathan Low is the family trustee of the Low Trust and has voting and dispositive control over any securities owned of record or beneficially by the Low Trust, subject to the agreement of the independent trustee.
(3)	Samir N. Masri serves as Chief Executive Officer, Chief Financial Officer, President, Secretary and sole director of the Company.
(4)	Does not include the 5,000,000 shares owned of record by NLBDIT Services. Samir Masri is the Manager of NLBDIT Services, but does not having any voting or dispositive power over the shares of Common Stock owned of record by NLBDIT Services.

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percent of class has also been determined in accordance with rules of the Commission. For purposes of computing such percentage, as of the date of mailing this Information Statement, there were 5,000,000 shares of the Company’s Common Stock outstanding and it is anticipated that there will be 5,000,000 shares of the Company’s Common Stock outstanding after the Change in Control.

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Except as set forth below in this Information Statement under the heading “Change in Control,” there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, no director, officer and/or beneficial owner of more than ten percent of any class of equity securities of the Company has failed to timely file reports under Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions since the beginning of the Company’s last fiscal year, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction, but will review related party transactions to ensure any such transaction is fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are considered by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON SANDS CORP.

	By:	/s/ Samir Masri
Name: Samir Masri
Title: President
Dated: August 19, 2015

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